SembCorp Industries

RECEIVED

2007 NOV 23 A 6:20

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

07028244

SUPPL

6 November 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Kwong Sook May
Company Secretary

Encs

dlw 11/29

C:jesstan/SgxnetAnn/SECltr

sembcorp

PRESS RELEASE

SEMBCORP POSTS 54% GROWTH IN 9M2007 PROFIT FROM CONTINUING OPERATIONS

- ***Group PATMI before EI increases 49% to $374.4 million***

Singapore, November 6, 2007 - Sembcorp Industries (Sembcorp) continued to post strong earnings growth for the first nine months of 2007 (9M2007). The Group's Profit After Tax and Minority Interest (PATMI) before Exceptional Items (EI) from its continuing operations showed an increase of 54% from the previous year, to $374.4 million. Turnover from its continuing operations was up 17% to $6.1 billion.

Strong business fundamentals continue to drive Sembcorp's growth, backed by positive operating performance from its Utilities and Marine & Offshore Engineering businesses. Utilities' PATMI climbed 24% to $198.0 million, contributed mainly by its Singapore and UK operations. Meanwhile, Marine's contribution to Group PATMI increased 81% to $149.5 million, due to robust growth from rig building, offshore & conversion and repair businesses. Net order book continues to stand at a strong $7.9 billion, with completion and deliveries till 2010. Contracts worth $5.1 billion have been secured to-date this year.

"Sembcorp's business operations remain strong. Beyond this, we continue to strengthen our overseas beachheads through our UK biomass plant as well as through new projects in China. We also see new opportunities for growth in Singapore, with positive developments in the petrochemical sector bringing a wave of potential new downstream players onto Jurong Island," commented Mr Tang Kin Fei, Group President & CEO.

Sembcorp's FY2007 Outlook

The Group's businesses remain sound and have continued to perform well. We expect 2007 PATMI contribution from Utilities, Enviro and Industrial Parks to be better than that of 2006 on a comparable basis, excluding net profits arising from exceptional items.

Marine's contribution to the Group's PATMI will depend on the outcome of the investigation and resolution with the banks on the foreign exchange exposure relating to the unauthorised foreign exchange transactions.

Highlights from Sembcorp's 9M2007 Financial Results

- **Strong earnings growth from continuing operations**
  - Turnover of $6.1bn, up 17%
  - PATMI before EI of $374.4m, up 54%

- **Group PATMI before EI at $374.4m, up 49%**

- **Healthy balance sheet**
  - Net gearing at 0.05x
  - Interest cover at 16 times

- **Return on Equity (annualised) at 17%**

- **Positive Economic Value Added at $294.9m**

- End -

Issued by: Sembcorp Industries Ltd *(Company Registration No. 199802418D)*

For analysts' and press queries, please contact:

Aleve Co (Ms)
Assistant Manager, Group Corporate Relations
DID: +65 6723 3011
Email: aleve.co@sembcorp.com.sg

Fock Siu Ling (Ms)
PR Counsel, Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com.sg

About Sembcorp Industries

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities and energy to industrial customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of industrial park and environmental management services in the region.

Sembcorp Industries has total assets of over $8.5 billion and employs more than 7,500 employees.

Listed on the main board of the Singapore Exchange, Sembcorp Industries is a component stock of the Straits Times Index and several MSCI indices.

sembcorp

9M2007 Results Announcement

November 6, 2007



Scope of Presentation

1. CEO's Report
2. Financial Review
3. Group Outlook

CEO's Report

Tang Kin Fei
Group President & CEO

9M2007 Performance Round-Up

sembcorp

Strong earnings growth from continuing operations
- Turnover of $6.1bn, up 17%
- PATMI before EI of $374.4m, up 54%

Group PATMI before EI at $374.4m, up 49%

Healthy balance sheet
- Net gearing at 0.05x
- Interest cover at 16 times

Return on Equity (annualised) at 17%

Positive Economic Value Added at $294.9m

3Q2007 Update

sembcorp

Utilities
- Solid performance and growth from Singapore and UK operations
- Wilton 10 commenced generation of renewable power

Marine & Offshore Engineering
- Strong operating performance driven by rig building, ship conversion & ship repair businesses
- Orderbook at $7.9 billion, with completion & deliveries until 2010
- Unauthorised FX transactions with the 11 banks have been closed out
  - The loss from the unauthorised transactions is US$220m and does not include the sum of approximately US$83m which Jurong Shipyard Pte Ltd paid to one of the banks before the unauthorised transactions were discovered

Enviro
- Fine-tuning municipal solid waste pre-disposal treatment plant in progress

Industrial Parks
- Vietnam parks continue to do well
- Signed LOIs with 10 customers to locate in VSIP-Bac Ninh

5

Financial Review

Lim Joke Mui
Group CFO

Group Profit & Loss

sembcorp

($M)	9M07	9M06	Δ%
CONTINUING OPERATIONS			
Turnover	6,092	5,204	17
EBITDA	608	463	31
EBIT	474	341	39
PBT	579	396	46
PATMI	374	244	54
EPS (cents)	21.1	13.9	52
DISCONTINUED OPERATIONS[1]			
Turnover	-	621	NM
PATMI	-	8	NM
GROUP			
Turnover	6,092	5,825	5
PATMI before EI	374	251	49
EI	-	392	NM
PATMI	374	643	(42)
EPS (cents)	21.1	36.6	(43)

- **Continuing operations turnover up 17% and PATMI up 54%**

[1] Discontinued operations are the Group's interests in SembCorp Logistics (divested on Apr 3, 2006) and SembCorp Engineers and Constructors (88% divested on Jun 2, 2006 and remaining 12% on Oct 17, 2006)

7

Group Turnover

sembcorp

($M)	9M07	9M06	Δ%
CONTINUING OPERATIONS			
Utilities*	2,631	2,738	(4)
Marine	3,175	2,208	44
Enviro	151	160	(6)
Industrial Parks	19	55	(65)
Other Businesses	116	42	163
Corporate	-	1	NM
	6,092	**5,204**	**17**
DISCONTINUED OPERATIONS			
Logistics[1]	-	133	NM
Engineering & Construction[2]	-	488	NM
TOTAL	**6,092**	**5,825**	**5**
***Note:**			
Utilities (excl Offshore Engineering)	2,631	2,574	2
Offshore Engineering	-	164	NM

[1] SembCorp Logistics was divested on Apr 3, 2006.
[2] 88% of SembCorp Engineers & Constructors was divested on Jun 2, 2006 and the remaining 12% on Oct 17, 2006.

8

Group PATMI

sembcorp

($M)	9M07	9M06	Δ%
CONTINUING OPERATIONS			
Utilities*	198.0	159.4	24
Marine	149.5	82.6	81
Enviro	7.2	(18.4)	NM
Industrial Parks	27.5	22.7	21
Other Businesses	11.6	11.5	1
Corporate	(19.4)	(14.1)	(38)
	374.4	243.7	54
DISCONTINUED OPERATIONS			
Logistics[1]	-	7.9	NM
Engineering & Construction[2]	-	(0.3)	NM
	-	7.6	NM
GROUP			
PATMI before EI	**374.4**	**251.3**	**49**
EI	-	392.2	NM
PATMI after EI	**374.4**	**643.5**	**(42)**
***Note:**			
Utilities (excl Offshore Engineering)	191.1	139.6	37
Offshore Engineering	6.9	19.8	(65)

[1] SembCorp Logistics was divested on Apr 3, 2006.
[2] 88% of SembCorp Engineers & Constructors was divested on Jun 2, 2006 and the remaining 12% on Oct 17, 2006.

Group Capex

sembcorp

($M)		9M07
Fixed Asset Items		356.5
- Utilities	243.9	
- Marine	91.1	
- Enviro	19.0	
- Other Businesses	2.5	
Equity Investments		32.0
TOTAL		388.5

Group Cash Flow

sembcorp

($M)	9M07	9M06
CASH FLOW FROM OPERATING ACTIVITIES		
- before changes in working capital	605	502
- changes in working capital	120	(125)
- payment for Solitaire settlement	-	(683)
- tax paid	(65)	(44)
	660	(350)
CASH FLOW FROM INVESTING ACTIVITIES		
- divestment proceeds & sale of fixed assets	165	796
- acquisitions of investments	(7)	(293)
- acquisitions assets (fixed assets & other assets)	(365)	(462)
- dividends, interest & others	60	46
	(147)	87
CASH FLOW FROM FINANCING ACTIVITIES		
- issue of shares by SCI/subsidiaries	48	61
- repayment of loans & interest paid	(32)	347
- dividend paid & others	(594)	(133)
- capital reduction paid to shareholders of the Company	-	(265)
	(578)	10
NET OUTFLOW DURING THE PERIOD	(65)	(253)
CASH & CASH EQUIVALENTS AT END OF PERIOD	1,107	976
FREE CASH FLOW*	742	107

*Free cash flow: operating cash flow plus investing cash flow adjusted for expansion capital expenditure

11

Group Borrowings

sembcorp

($M)	Sept 30, 07	Dec 31, 06
PF loans	520	538
Long-term	600	622
Short-term	193	163
Gross	**1,313**	**1,323**
Less: Cash and FD	(1,109)	(1,186)
Net Debt	**204**	**137**
Net Gearing Ratio	**0.05**	**0.04**
Exclude PF*		
Net Cash	**(57)**	**(238)**
Net Gearing Ratio	**Net Cash**	**Net Cash**

* PF – Non-recourse project financing

12

Financial Indicators

sembcorp

	9M07	FY06 (ACTUAL)
Before EI		
EPS (cents)	28.1 *	21.6
ROE (%)	16.8 *	18.2
ROTA (%)	8.7 *	7.8
Interest Cover (times)	16	13
After EI		
EPS (cents)	28.1 *	58.5
ROE (%)	16.8 *	42.8
ROTA (%)	8.7 *	16.4
Interest Cover (times)	16	22
Per Share		
NAV ($)	1.69	1.59
NTA ($)	1.62	1.52

	9M07	9M06
Economic Value Added		
EVA ($M)	294.9	551.4

* Annualised

13

Group Outlook

Outlook

sembcorp

The Group's businesses remain sound and have continued to perform well. We expect 2007 PATMI contribution from Utilities, Enviro and Industrial Parks to be better than that of 2006 on a comparable basis, excluding net profits arising from exceptional items.

Marine's contribution to the Group's PATMI will depend on the outcome of the investigation and resolution with the banks on the foreign exchange exposure relating to the unauthorised foreign exchange transactions.

15

Disclaimer

This presentation contains certain statements that are not statements of historical fact, i.e. forward-looking statements. These forward-looking statements are based on current expectations, projections and assumptions about future events. Although SembCorp Industries believes that these expectations, projections and assumptions are reasonable, these forward-looking statements are subject to the risks (whether known or unknown), uncertainties and assumptions about SembCorp Industries and its business operations, such as (without limitation) the general economic and business conditions in Singapore, the Asia-Pacific region and elsewhere; currency fluctuations between the Singapore dollar and other currencies; governmental, statutory, regulatory or administrative initiative affecting our business; industry trends; future levels and composition of our assets and liabilities; future profitability of our operations; competition; changes in Singapore tax or similar laws or regulations; changes in, or the failure to comply with, governmental regulations, including exchange control regulations, if any.

You are advised not to place undue reliance on these forward-looking statements as the forward-looking events referred to in this presentation may differ materially or not occur due to these risks, uncertainties and assumptions.

Investors should assume that the information in this presentation is accurate only as of the date it is issued. SembCorp Industries has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

sembcorp

sembcorp

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Registration Number: 199802418D

THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2007 FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES

UNAUDITED RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2007

The Board of Directors of SembCorp Industries Ltd wishes to announce the unaudited results of the Group for the third quarter and nine months ended September 30, 2007.

1. GROUP PROFIT AND LOSS STATEMENT

	GROUP			GROUP		
	3Q07 $'000	3Q06 $'000	+ / (-) %	9M07 $'000	9M06 $'000	+ / (-) %
Continuing operations						
Turnover	2,239,948	1,647,202	36.0	6,091,528	5,203,681	17.1
Cost of sales	(2,043,129)	(1,523,889)	34.1	(5,538,475)	(4,738,278)	16.9
Gross profit	196,819	123,313	59.6	553,053	465,403	18.8
General & administrative expenses	(58,657)	(52,592)	11.5	(162,865)	(148,993)	9.3
Non-operating income (net)	22,168	29,358	(24.5)	116,329	51,271	126.9
Finance costs	(12,389)	(13,714)	(9.7)	(38,259)	(38,236)	0.1
Share of results (net of tax) of:						
- Associates	27,157	17,716	53.3	67,937	37,372	81.8
- Joint ventures	10,535	14,058	(25.1)	43,042	29,368	46.6
Profit from continuing operations before income tax expense	185,633	118,139	57.1	579,237	396,185	46.2
Income tax expense	(30,441)	(18,474)	64.8	(89,409)	(77,825)	14.9
Profit after income tax expense from continuing operations	155,192	99,665	55.7	489,828	318,360	53.9
Discontinued operations*						
Profit for the period from discontinued operations (See note 10)	-	-	NM	-	14,246	NM
Profit for the period before exceptional items	155,192	99,665	55.7	489,828	332,606	47.3
Exceptional items (See note 1b)	-	(1,275)	NM	-	395,526	NM
Profit for the period	155,192	98,390	57.7	489,828	728,132	(32.7)
Attributable to:						
Shareholders of the Company						
Net profit from continuing operations	116,137	76,858	51.1	374,413	243,611	53.7
Net profit from discontinued operations	-	-	NM	-	7,680	NM
Exceptional items (See note 1b)	-	(1,275)	NM	-	392,175	NM
	116,137	75,583	53.7	374,413	643,466	(41.8)
Minority interests	39,055	22,807	71.2	115,415	84,666	36.3
	155,192	98,390	57.7	489,828	728,132	(32.7)
Economic Value Added	98,343	31,089	216.3	294,922	551,436	(46.5)
Earnings per ordinary shares (cents)						
Before exceptional items						
-basic						
(a) Continuing operations	6.52	4.35	49.9	21.06	13.86	51.9
(b) Discontinued operations	-	-	NM	-	0.44	NM
	6.52	4.35	49.9	21.06	14.30	47.3
-diluted						
(a) Continuing operations	6.45	4.31	49.7	20.81	13.71	51.8
(b) Discontinued operations	-	-	NM	-	0.43	NM
	6.45	4.31	49.7	20.81	14.14	47.2
After exceptional items						
-basic	6.52	4.28	52.3	21.06	36.62	(42.5)
-diluted	6.45	4.24	52.1	20.81	36.22	(42.5)

NM - Not Meaningful

* Discontinued operations relate to Group's interests in SembCorp Logistics Ltd and SembCorp Engineers and Constructors Pte Ltd ("discontinued operations"), which were sold on April 3 and June 2, 2006 respectively.

Note: Certain comparatives have been changed from the previous period to be consistent with current period presentation.

Notes to Group Profit and Loss Statement:

1a. Profit for the period before exceptional items (for continuing and discontinued operations) is arrived at after (charging)/crediting the following significant items:

	GROUP		GROUP	
	3Q07	3Q06	9M07	9M06
	$'000	$'000	$'000	$'000
Depreciation and amortisation	(45,457)	(41,362)	(134,184)	(130,419)
Allowance written back / (made) for doubtful debts & bad debts written off (net)	1,053	(855)	3,220	(1,335)
Provision for onerous contracts	-	(14,550)	-	(14,550)
Allowance made for impairment in value of assets (net)	(4,604)	(6,351)	(5,169)	(13,118)
Share-based payment expenses	(8,613)	(3,806)	(19,054)	(13,079)
Interest income	10,562	10,511	32,514	29,721
Dividend income	-	-	6,376	5,043
Other income	8,031	12,596	68,093	33,875
Profit on sale of property, plant & equipment	5,562	379	9,704	1,119
Gain on sale of investments	821	5,362	1,544	19,352
Foreign exchange (loss) / gain	(1,475)	1,702	3,647	(15,357)
Finance costs	(12,389)	(13,714)	(38,259)	(38,720)

1b. Exceptional items comprise:

	3Q07	3Q06	9M07	9M06
Net (loss) / gain on sale of subsidiaries	-	(1,275)	-	462,730
Additional charge arising from final settlement on Solitaire	-	-	-	(65,000)
	-	(1,275)	-	397,730
Less: Income tax expense	-	-	-	(2,204)
	-	(1,275)	-	395,526
Less: Minority interests	-	-	-	(3,351)
Net exceptional items	-	(1,275)	-	392,175

1c. Income Tax

The Group's tax charge for 3Q07 included a write back of an over provision of tax in respect of prior years of $19,000 (3Q06: write back of over provision of tax in respect of prior years of $2,000,000).

The Group's tax charge for 9M07 included an under provision of tax in respect of prior years of $600,000 (9M06: write back of over provision for tax in respect of prior years of $2,012,000) and a write back of provision for deferred tax of $14,454,000 (9M06: Nil) due to a reduction in Singapore corporate tax rate.

1d. Earnings per ordinary share

	Group			Group		
Earnings per ordinary share of the Group based on net profit attributable to the shareholders of the Company:	3Q07	3Q06	+ / (-) %	9M07	9M06	+ / (-) %
(i) Based on the weighted average number of shares (in cents)						
(a) Before exceptional items						
- Continuing operations	6.52	4.35	49.9	21.06	13.86	51.9
- Discontinued operations	-	-	NM	-	0.44	NM
	6.52	4.35	49.9	21.06	14.30	47.3
(b) After exceptional items	6.52	4.28	52.3	21.06	36.62	(42.5)
- Weighted average number of shares (in million)	1,782.1	1,765.0	1.0	1,778.1	1,757.4	1.2
(ii) On a fully diluted basis (in cents)						
(a) Before exceptional items						
- Continuing operations	6.45	4.31	49.7	20.81	13.71	51.8
- Discontinued operations	-	-	NM	-	0.43	NM
	6.45	4.31	49.7	20.81	14.14	47.2
(b) After exceptional items	6.45	4.24	52.1	20.81	36.22	(42.5)
- Adjusted weighted average number of shares (in million)	1,799.9	1,781.5	1.0	1,799.1	1,776.6	1.3

Note: Certain comparatives have been changed from the previous period to be consistent with current period presentation.

Notes to Group Profit and Loss Statement (Cont'd):

1e. Notes to Group Profit and Loss Statement

Higher gross profit margin was recorded in 3Q07 as gross profit margin in 3Q06 was affected by the provision for onerous contracts in local municipal waste collection sector for the Enviro business and the extension of the maintenance inspection for Cogen plant for Utilities business.

Lower non-operating income in 3Q07 compared to 3Q06 was mainly attributable to foreign exchange losses and lower gain on sale of investments in 3Q07, partially offset by higher gain on sale of property, plant and equipment due to the sale of a vessel in 3Q07.

Increase in the share of results of associates in 3Q07 was attributed to strong performance from our Australian associate in the Enviro business. Marine's share of Cosco's profits also went up significantly.

The share of results of joint ventures in 3Q07 was affected by the provision for impairment of an investment in a China joint venture.

Please see Note 12 "Subsequent Events" on Page 14 relating to SembCorp Marine Ltd's ("SCM") potential litigation on the unauthorized foreign exchange transactions ("Unauthorized Transactions"). SCM has announced that the nature and extent of Unauthorized Transactions are currently being investigated. No provision for any liability has been made by SCM in the current quarter financial results.

2. BALANCE SHEETS

	GROUP		COMPANY	
	As at 30/09/2007	As at 31/12/2006	As at 30/09/2007	As at 31/12/2006
	$000	$000	$000	$000
Equity attributable to shareholders of the Company:-				
Share capital	549,009	525,414	549,009	525,414
Other reserves	778,862	474,738	9,368	5,269
Accumulated profits	1,688,694	1,811,447	826,208	1,065,803
	3,016,565	2,811,599	1,384,585	1,596,486
Minority interests	855,415	648,186	-	-
Total equity	3,871,980	3,459,785	1,384,585	1,596,486
Non-current assets				
Property, plant & equipment and investment properties	2,618,688	2,534,505	3,341	4,352
Investments in subsidiaries	-	-	1,465,883	1,464,045
Interests in associates	531,075	476,421	-	-
Interests in joint ventures	305,944	264,457	-	-
Other financial assets	882,559	359,255	-	-
Long term receivables and prepayments	62,257	70,167	-	-
Intangible assets	109,156	109,912	90	90
Deferred tax assets	35,934	36,596	-	-
	4,545,613	3,851,313	1,469,314	1,468,487
Current assets				
Inventories and work-in-progress	1,427,094	1,273,898	-	-
Trade and other receivables	1,579,833	1,268,804	204,741	199,827
Asset held for sale	-	6,167	-	-
Bank balances, fixed deposits and cash	1,108,862	1,185,639	120,155	347,336
	4,115,789	3,734,508	324,896	547,163
Current liabilities				
Trade and other payables	2,110,214	1,646,928	247,476	257,015
Excess of progress billings over work-in-progress	647,713	545,370	-	-
Provisions	27,244	30,381	11,454	11,454
Current tax payable	166,754	146,836	-	-
Interest-bearing borrowings	269,388	216,161	-	-
	3,221,313	2,585,676	258,930	268,469
Net current assets	894,476	1,148,832	65,966	278,694
	5,440,089	5,000,145	1,535,280	1,747,181
Non-current liabilities				
Deferred tax liabilities	392,256	294,214	195	195
Provisions	14,010	14,028	500	500
Retirement benefit obligations	27,198	31,320	-	-
Interest-bearing borrowings	1,036,671	1,096,174	150,000	150,000
Other long-term liabilities	97,974	104,624	-	-
	1,568,109	1,540,360	150,695	150,695
	3,871,980	3,459,785	1,384,585	1,596,486

Notes to Group Balance Sheets:

2a. Group's borrowings and debt securities

		As at 30/09/2007 $'000	As at 31/12/2006 $'000
	Amount repayable:		
(i)	In one year or less, or on demand		
	Secured	101,608	83,101
	Unsecured	168,782	135,438
		270,390	218,539
(ii)	After one year		
	Secured	534,192	593,503
	Unsecured	508,343	509,915
		1,042,535	1,103,418
	Total	1,312,925	1,321,957

(iii) Details of any collaterals

The Group's borrowings are secured by various assets: mainly property, plant and equipment, with carrying values amounting to $1,122 million (31/12/2006: $967 million).

2b. Net asset value

	Group		Company	
	30/09/2007	31/12/2006	30/09/2007	31/12/2006
Net asset value per ordinary share based on issued share capital at the end of the financial period/year (in $)	1.69	1.59	0.78	0.90
Net tangible asset value per ordinary share based on issued share capital at the end of the financial period/year (in $)	1.62	1.52	0.78	0.90

2c. Notes to Balance Sheet
Group

The increase in other financial assets was mainly due to fair value adjustments for Cosco Corporation (S) Ltd shares held by SembCorp Marine Ltd. 'Inventories and work-in-progress' and "Trade and other payables' increased as more projects were undertaken by SembCorp Marine group.

3. CONSOLIDATED CASH FLOW STATEMENT

	GROUP 3Q07 $'000	GROUP 3Q06 $'000	GROUP 9M07 $'000	GROUP 9M06 $'000
Cash flows from Operating Activities				
Profit for the period	155,192	98,390	489,828	728,132
Adjustments for :				
Interest and dividend income	(10,562)	(10,511)	(38,890)	(34,764)
Finance costs	12,389	13,714	38,259	38,720
Depreciation and amortisation	45,457	41,362	134,184	130,419
Share of results of associated companies and joint ventures	(42,266)	(31,774)	(115,553)	(73,418)
Profit on sale of property, plant and equipment	(5,562)	(379)	(9,704)	(1,119)
Gain on disposal of investments	(821)	(4,087)	(1,544)	(482,082)
Allowance (written back) / made for doubtful debts and bad debts written off (net)	(1,053)	855	(3,220)	1,335
Changes in fair value of financial instruments and hedge items	(1,806)	(1,108)	(2,413)	5,921
Share based payment expenses	8,613	3,806	19,054	13,079
Provision made for onerous contracts	-	14,550	-	14,550
Additional charge arising from final settlement on Solitaire	-	-	-	65,000
Allowance made for impairment in value of assets	4,604	6,351	5,169	13,118
Income tax expenses	30,441	18,474	89,409	83,253
Operating profit before working capital changes	194,626	149,643	604,579	502,144
Changes in working capital:				
Inventories and work-in-progress	66,606	(84,101)	(51,434)	(600,780)
Receivables	(199,760)	(219,589)	(310,139)	(330,109)
Payables	51,036	211,471	482,063	805,505
	112,508	57,424	725,069	376,760
Payment for Solitaire settlement	-	-	-	(682,700)
Income tax paid	(27,760)	(20,811)	(65,233)	(44,404)
Net cash inflow / (outflow) from operating activities	84,748	36,613	659,836	(350,344)
Cash flows from Investing Activities				
Dividend and interest received	11,020	17,943	60,414	46,164
Cash flows on sale of subsidiaries, net of cash disposed (see note 3.1)	1,057	(1,275)	94,816	489,126
Proceeds from sale of associates and joint ventures	481	(58)	481	295,358
Proceeds from sale of investments	2,918	(12)	3,104	6,647
Proceeds from sale of property, plant and equipment	48,443	1,504	55,853	4,750
Proceeds from sale of asset held for sale	-	-	11,000	-
Additional interest in subsidiaries, net of cash acquired	-	(6,215)	(3,200)	(6,215)
Acquisition of associates and joint ventures	(500)	(10,819)	(4,255)	(286,461)
Acquisition of other financial assets	(461)	(122,414)	(8,279)	(122,414)
Purchase of property, plant and equipment	(137,267)	(140,604)	(356,476)	(339,430)
Payment of intangible assets	(55)	-	(55)	(470)
Net cash (outflow) / inflow from investing activities	(74,364)	(261,950)	(146,597)	87,055
Cash flows from Financing Activities				
Proceeds from share issue	4,872	12,618	23,595	32,224
Proceeds from share issue to minority shareholders of subsidiaries	16,602	6,222	24,115	28,388
Proceeds from borrowings	162,633	323,184	336,033	669,184
Repayment of borrowings	(152,053)	(52,191)	(331,542)	(295,018)
Net increase in other long term liabilities	293	2,920	164	18,709
Capital reduction paid to shareholder of the Company	-	(264,578)	-	(264,578)
Dividend paid to shareholders of the Company	-	-	(498,016)	(91,344)
Dividends paid to minority shareholders of subsidiaries	(32,720)	(15,774)	(96,317)	(60,298)
Interest paid	(12,402)	1,287	(36,347)	(26,811)
Net cash (outflow) / inflow from financing activities	(12,775)	13,688	(578,315)	10,456
Net decrease in cash and cash equivalents	(2,391)	(211,649)	(65,076)	(252,833)
Cash and cash equivalents at beginning of the period	1,111,086	1,189,080	1,172,975	1,231,281
Effects of exchange rate changes on cash and cash equivalents	(1,593)	(1,673)	(797)	(2,690)
Cash and cash equivalents at end of the period	1,107,102	975,758	1,107,102	975,758

3. CONSOLIDATED CASH FLOW STATEMENT (Cont'd)

3.1 Cash flows on sale of subsidiaries, net of cash disposed

The fair values of net assets and liabilities of subsidiaries sold during the period were as follows:

	Group		Group	
	3Q07	3Q06	9M07	9M06
	$'000	$'000	$'000	$'000
DETAILS OF SUBSIDIARIES DISPOSED				
Non-current assets	-	(4,826)	102,315	592,137
Net current assets	-	-	81	270,151
Non-current liabilities	-	-	(221)	(47,598)
Minority Interest	-	-	(1,824)	(291,891)
Profit on disposal	-	3,551	624	467,556
Currency translation reserve	-	-	(804)	(1,529)
Total cash consideration	-	(1,275)	100,171	988,826
Less: consideration received (included in trade and other receivables)	1,057	-	-	-
Less: Amount retained as other financial assets	-	-	-	(4,800)
Less: Cash & bank balances of subsidiaries disposed	-	-	(5,932)	(494,900)
Add: Overdraft of subsidiary disposed	-	-	577	-
Cash flows on sale of subsidiaries, net of cash disposed	1,057	(1,275)	94,816	489,126

3.2 Cash and cash equivalents

Cash and cash equivalents in the consolidated cashflow statement comprise the following balance sheet amounts:

Breakdown for Cash & Cash Equivalents:	Group	
	As at 30/09/2007	As at 30/09/2006
Bank balances, fixed deposits and cash	1,108,862	977,480
Bank overdrafts	(1,760)	(1,722)
	1,107,102	975,758

3.3 Notes to Consolidated Cash Flow Statement

Net cash inflow from operating activities for 9M07 was $659.8 million as compared to a net cash outflow of $350.3 million for the corresponding period in the previous year. The strong operating cash flow was mainly contributed by our Singapore and UK operations in Utilities, and our Marine business.

Net cash outflow from investing activities for 9M07 was $146.6 million. The Group spent $356.5 million on expansion and operational capex.

Net cash outflow from financing activities for 9M07 of $578.3 million relates mainly to dividends and interest paid.

4. STATEMENTS OF CHANGES IN EQUITY

4a. Statements of Changes in Equity for the Group

	Attributable to shareholders of the Company								
	Share Capital	Share Premium	Merger Reserve	Other Reserves	Currency Translation Reserve	Accumulated Profits	Total	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1H07									
At January 1, 2007	525,414	-	29,201	459,457	(13,920)	1,811,447	2,811,599	648,186	3,459,785
Translation adjustments	-	-	-	-	7,374	-	7,374	594	7,968
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	111,476	-	-	111,476	69,800	181,276
Net fair value changes on cash flow hedges	-	-	-	28,996	-	-	28,996	20	29,016
Share of reserve of associates and joint venture companies	-	-	-	26,695	2,428	-	29,123	1,521	30,644
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	(750)	(365)	196	(919)	(4,148)	(5,067)
Net gain recognised directly in equity	-	-	-	166,417	9,437	196	176,050	67,787	243,837
Profit for the period	-	-	-	-	-	258,276	258,276	76,360	334,636
Total gain recognised for the period	-	-	-	166,417	9,437	258,472	434,326	144,147	578,473
Issue of shares under Share Option Plan	18,723	-	-	-	-	-	18,723	-	18,723
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	7,513	7,513
Share based payments	-	-	-	7,955	-	-	7,955	1,811	9,766
Dividend paid	-	-	-	-	-	(498,016)	(498,016)	(63,597)	(561,613)
At June 30, 2007	544,137	-	29,201	633,829	(4,483)	1,571,903	2,774,587	738,060	3,512,647
3Q07									
Translation adjustments	-	-	-	-	(2,653)	-	(2,653)	(1,604)	(4,257)
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	150,147	-	-	150,147	94,012	244,159
Net fair value changes on cash flow hedges	-	-	-	(8,351)	-	-	(8,351)	61	(8,290)
Share of reserve of associates and joint venture companies	-	-	-	(22,167)	(464)	-	(22,631)	(291)	(22,922)
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	(2,567)	332	654	(1,581)	(144)	(1,725)
Net gain / (loss) recognised directly in equity	-	-	-	117,062	(2,785)	654	114,931	92,034	206,965
Profit for the period	-	-	-	-	-	116,137	116,137	39,055	155,192
Total gain / (loss) recognised for the period	-	-	-	117,062	(2,785)	116,791	231,068	131,089	362,157
Issue of shares under Share Option Plan	4,872	-	-	-	-	-	4,872	-	4,872
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	16,602	16,602
Share based payments	-	-	-	6,038	-	-	6,038	2,384	8,422
Dividend paid	-	-	-	-	-	-	-	(32,720)	(32,720)
At September 30, 2007	549,009	-	29,201	756,929	(7,268)	1,688,694	3,016,565	855,415	3,871,980
1H06									
At January 1, 2006	436,603	313,618	29,201	62,275	14,192	1,143,729	1,999,618	845,041	2,844,659
Transfer to share capital	313,618	(313,618)	-	-	-	-	-	-	-
Translation adjustments	-	-	-	-	(11,464)	-	(11,464)	(6,092)	(17,556)
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	6,104	-	-	6,104	3,818	9,922
Net fair value changes on cash flow hedges	-	-	-	24,166	-	-	24,166	(37)	24,129
Share of reserve of associates and joint venture companies	-	-	-	-	-	(2,543)	(2,543)	-	(2,543)
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	332,686	(6,874)	(308,435)	17,377	(335,633)	(318,256)
Net gain / (loss) recognised directly in equity	-	-	-	362,956	(18,338)	(310,978)	33,640	(337,944)	(304,304)
Profit for the period	-	-	-	-	-	567,883	567,883	61,859	629,742
Total gain / (loss) recognised for the period	-	-	-	362,956	(18,338)	256,905	601,523	(276,085)	325,438
Issue of shares under Share Option Plan	19,606	-	-	-	-	-	19,606	-	19,606
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	22,166	22,166
Share based payments	-	-	-	7,028	-	-	7,028	902	7,930
Dividend paid	-	-	-	-	-	(91,344)	(91,344)	(44,524)	(135,868)
At June 30, 2006	769,827	-	29,201	432,259	(4,146)	1,309,290	2,536,431	547,500	3,083,931
3Q06									
Translation adjustments	-	-	-	-	2,109	-	2,109	(433)	1,676
Net fair value changes on available for sale financial assets, net of deferred taxes	-	-	-	52,790	-	-	52,790	32,369	85,159
Net fair value changes on cash flow hedges	-	-	-	(7,214)	-	-	(7,214)	235	(6,979)
Share of reserve of associates and joint venture companies	-	-	-	2,876	-	2,543	5,419	-	5,419
Realisation of reserve upon disposal of investments and changes in group structure	-	-	-	(16,346)	(958)	16,411	(893)	(1,903)	(2,796)
Net gain recognised directly in equity	-	-	-	32,106	1,151	18,954	52,211	30,268	82,479
Profit for the period	-	-	-	-	-	75,583	75,583	22,807	98,390
Total gain recognised for the period	-	-	-	32,106	1,151	94,537	127,794	53,075	180,869
Issue of shares under Share Option Plan	12,618	-	-	-	-	-	12,618	-	12,618
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	-	6,222	6,222
Capital reduction paid to shareholders of the Company	(264,578)	-	-	-	-	-	(264,578)	-	(264,578)
Share based payments	-	-	-	3,084	-	-	3,084	480	3,564
Dividend paid	-	-	-	-	-	-	-	(15,774)	(15,774)
At September 30, 2006	517,867	-	29,201	467,449	(2,995)	1,403,827	2,415,349	591,503	3,006,852

4b. Statements of Changes in Equity of the Company

	Share Capital	Share Premium	Other Reserves	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000
1H07					
At January 1, 2007	525,414	-	5,269	1,065,803	1,596,486
Profit for the period	-	-	-	172,900	172,900
Total gain recognised for the period	-	-	-	172,900	172,900
Issue of shares under Share Option Plan	18,723	-	-	-	18,723
Share based payments	-	-	2,519	-	2,519
Dividend paid	-	-	-	(498,016)	(498,016)
At June 30, 2007	544,137	-	7,788	740,687	1,292,612
3Q07					
Profit for the period	-	-	-	85,521	85,521
Total gain recognised for the period	-	-	-	85,521	85,521
Issue of shares under Share Option Plan	4,872	-	-	-	4,872
Share based payments	-	-	1,580	-	1,580
At September 30, 2007	549,009	-	9,368	826,208	1,384,585
1H06					
At January 1, 2006	436,603	313,618	2,444	542,643	1,295,308
Transfer to share capital	313,618	(313,618)	-	-	-
Profit for the period	-	-	-	280,071	280,071
Total gain recognised for the period	-	-	-	280,071	280,071
Issue of shares under Share Option Plan	19,606	-	-	-	19,606
Share based payments	-	-	1,044	-	1,044
Dividend paid	-	-	-	(91,344)	(91,344)
At June 30, 2006	769,827	-	3,488	731,370	1,504,685
3Q06					
Profit for the period	-	-	-	97,334	97,334
Total gain recognised for the period	-	-	-	97,334	97,334
Issue of shares under Share Option Plan	12,618	-	-	-	12,618
Share based payments	-	-	931	-	931
Capital reduction paid to shareholders of the Company	(264,578)	-	-	-	(264,578)
At September 30, 2006	517,867	-	4,419	828,704	1,350,990

4c. Changes in the Company's share capital

Share Options

During 3Q07, the Company issued 2,381,410 ordinary shares for cash upon the exercise of the options under the Company's Share Option Plan ("SOP").

As at September 30, 2007, the Company's issued and paid up capital comprises 1,782,575,336 (September, 2006:1,766,017,688) ordinary shares and there were 17,144,576 (September, 2006: 35,843,398) unissued ordinary shares under options granted to eligible employees and directors under the Company's SOP.

Performance Shares

During 3Q07, 40,000 performance shares were granted conditionally under the Performance Share Plan ("PSP").

The total number of performance shares in awards granted conditionally and representing 100% of targets achieved, but not released as at September 30, 2007 was 2,582,259. Based on the multiplying factor, the maximum number of shares that could be released is 3,873,389 shares.

4c. Changes in the Company's share capital (Cont'd)

Restricted Shares

During 3Q07, 60,000 restricted shares were granted conditionally under the Restricted Share Plan ("RSP") and 32,033 restricted shares lapsed.

The total number of restricted shares in awards granted conditionally and representing 100% of targets achieved, but not released as at September 30, 2007 was 2,940,343. Based on the multiplying factor, the maximum number of shares that could be released is 3,822,446 shares.

5. AUDIT

These figures have not been audited or reviewed. However, our auditors have performed certain procedures and enquiries. These procedures are substantially less in scope than an audit or a review in accordance with Singapore Standard on Review Engagements (SSRE) 2410.

6. AUDITORS' REPORT

Not applicable.

7. ACCOUNTING POLICIES

Except as disclosed in paragraph 8 below, the Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2006.

8. CHANGES IN ACCOUNTING POLICIES

The Group has adopted new/revised FRS that have become effective for the financial year beginning January 1, 2007.

In particular, FRS 40 Investment Property, which becomes mandatory for the Group from January 1, 2007, permits investment property to be stated at either fair value or cost less accumulated depreciation and accumulated impairment losses. The Group continues to state investment property at cost less accumulated depreciation and accumulated impairment losses.

The adoption of the new/revised FRS does not have any material impact on the financial statements.

9. REVIEW OF GROUP PERFORMANCE

Group Overview

The Group achieved a turnover of $6.1 billion for 9M07. The Group's profit attributable to shareholders of the Company (PATMI) from continuing operations for 9M07 was $374.4 million compared to $243.6 million for 9M06, which represents a 54% growth.

The Group also generated strong Economic Value Added (EVA) of $294.9 million for 9M07 (9M06: $551.4 million). The high EVA in 9M06 was mainly due to one-off gain on divestment of a subsidiary, SembCorp Logistics Ltd.

Turnover

	3Q07	3Q06	Growth		9M07	9M06	Growth	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Utilities	976,856	888,249	88,607	10	2,630,733	2,737,847	(107,114)	(4)
Marine & Offshore Engineering (Marine)	1,170,604	672,705	497,899	74	3,175,452	2,207,624	967,828	44
Environmental Management (Enviro)	50,450	50,327	123	1	150,896	159,713	(8,817)	(6)
Parks	4,033	9,313	(5,280)	(57)	19,102	54,708	(35,606)	(65)
Others / Corporate	38,005	26,608	11,397	43	115,345	43,789	71,556	163
	2,239,948	1,647,202	592,746	36	6,091,528	5,203,681	887,847	17

Marine and Utilities contributed 52% and 43% respectively to the Group's turnover of $6.1 billion in 9M07.

Utilities' turnover decreased marginally by 4% to $2.6 billion mainly due to divestment of its offshore engineering business to Marine in 3Q06. However, its UK operations continued to do well due to favourable power and steam prices secured.

Turnover for Marine increased by 44% to $3.2 billion due to strong performance in its rig building, offshore and conversion and repair businesses.

Decrease in turnover for Parks was mainly attributable to the divestment of Nirwana Gardens and Wuxi Garden City Mall in May 2006 and May 2007 respectively.

Turnover of Others/Corporate was higher as the subsidiary dealing in specialised construction activities was consolidated only from June 2006.

9. REVIEW OF GROUP PERFORMANCE (Cont'd)

Profit attributable to shareholders of the Company ("PATMI")

	3Q07	3Q06	Growth		9M07	9M06	Growth	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Continuing operations								
Utilities	56,220	66,636	(10,416)	(16)	197,951	159,375	38,576	24
Marine & Offshore Engineering (Marine)	51,248	27,535	23,713	86	149,472	82,637	66,835	81
Environmental Management (Enviro)	(460)	(25,575)	25,115	98	7,157	(18,430)	25,587	NM
Parks	11,551	9,977	1,574	16	27,502	22,674	4,828	21
Others / Corporate	(2,422)	(1,715)	(707)	(41)	(7,669)	(2,645)	(5,024)	(190)
	116,137	76,858	39,279	51	374,413	243,611	130,802	54
Discontinued operations								
Logistics	-	-	-	NM	-	7,941	(7,941)	NM
Engineering & Construction (E&C)	-	-	-	NM	-	(261)	261	NM
	-	-	-	NM	-	7,680	(7,680)	NM
PATMI before exceptional items	116,137	76,858	39,279	51	374,413	251,291	123,122	49
Exceptional items (EI)	-	(1,275)	1,275	NM	-	392,175	(392,175)	NM
PATMI	116,137	75,583	40,554	54	374,413	643,466	(269,053)	(42)

Note: NM = Not meaningful

The Group's PATMI from its continuing operations in 9M07 rose by 54% to $374.4 million. The strong growth was mainly contributed by its Utilities, Marine and Enviro business units.

Utilities' PATMI in 9M07 was higher by 24% over 9M06. This was primarily due to very strong performance from its UK operations, underpinned by favourable supply contracts and boosted by profit on the sale of land. Utilities' operations in China recorded a profit in 9M07 due to robust performance from our Cogen plant in Shanghai, as compared to a loss in 9M06. Our Vietnam plant continued to contribute positively to the Group and our Middle East operations performed according to plan. Our Utilities' operations in Singapore continued to perform well.

The increase in the Group's share of PATMI of Marine was due to higher operating margins from its rig building and ship repair businesses and better contribution from its associates. A one-off allowance of $6.1million for impairment in value of an asset previously held for sale was made in 9M06.

Our Enviro operations in Australia performed well. Performance of Enviro in 3Q06 and 9M06 was impacted by impairment made for fixed assets and provision for contracts relating to the local municipal waste collection sector.

The improvement in Parks for the nine months was mainly attributed to a better contribution from the industrial park in Vietnam.

The decrease in Others / Corporate of $5.0 million in 9M07 was mainly due to higher interest expense.

10. DISCONTINUED OPERATIONS

Discontinued operations relate to the Group's interest in the logistics business and engineering and construction business.

On April 3, 2006, the Group completed the divestment of its entire 60.01% stake in SembCorp Logistics Ltd. On June 2, 2006 and October 7, 2006, the Group divested its 88% and 12% stake respectively in SembCorp Engineers and Constructors Pte Ltd. These divestments were in line with the Group's aim to sharpen its strategic focus.

The analysis of the results from discontinued operations is as follows:

	3Q07 $'000	3Q06 $'000	9M07 $'000	9M06 $'000
Turnover	-	-	-	621,250
Cost of sales	-	-	-	(578,239)
Gross profit	-	-	-	43,011
General & administrative expenses	-	-	-	(33,611)
Non-operating income (net)	-	-	-	1,876
Finance costs	-	-	-	(484)
Share of results of:				
- Associates	-	-	-	4,192
- Joint ventures	-	-	-	2,486
Profit before income tax expense	-	-	-	17,470
Income tax expense	-	-	-	(3,224)
Profit after income tax expense before (loss) / gain on sale of discontinued operations [1]	-	-	-	14,246
(Loss) / gain on sale of discontinued operations [2]	-	(1,275)	-	439,199
(Loss) / profit after income tax expense	-	(1,275)	-	453,445

	3Q07 $'000	3Q06 $'000	9M07 $'000	9M06 $'000
(1) Profit after income tax expense before (loss) / gain on sale of discontinued operations				
Logistics	-	-	-	14,487
Engineering & Construction	-	-	-	(241)
Total	-	-	-	14,246
(2) (Loss) / gain on sale of discontinued operations*				
Logistics	-	-	-	463,316
Engineering & Construction	-	(1,275)	-	(24,117)
Total	-	(1,275)	-	439,199

* Amount disclosed as part of exceptional items (see Note 1(b))

The impact of the discontinued operations on the consolidated cash flow of the Group is as follows:

	3Q07 $'000	3Q06 $'000	9M07 $'000	9M06 $'000
Operating cash flows	-	-	-	106,825
Investing cash flows	-	-	-	(4,072)
Financing cash flows	-	-	-	(39,862)
Net cash flow from discontinued operations	-	-	-	62,891

11. VARIANCE FROM PROSPECT STATEMENT

While there is no variance from the previous forecast, we have not taken into account any impact on the Company's listed subsidiary, SembCorp Marine Ltd ("SCM"), arising from the disputes relating to the Unauthorized Transactions which will be determined at a future date not ascertainable at present.

12. SUBSEQUENT EVENTS

(i) SCM announced on October 23, 2007 the sale of 39 million ordinary shares in Cosco Corporation (Singapore) Ltd which resulted in a pre-tax gain of approximately $230 million and will positively impact the 2007 full year results.

(ii) SCM announced on November 1, 2007 that it had received mark-to-market information on unauthorized foreign exchange transactions ("Unauthorized Transactions") from various banks. The outstanding Unauthorized Transactions have been closed out and the loss from the Unauthorized Transactions is US$220m. This does not include the sum of approximately US$83m which its subsidiary, Jurong Shipyard Pte Ltd ("JSPL"), paid to one of the banks before the Unauthorized Transactions were discovered. JSPL's position is that the Unauthorized Transactions are not valid and binding on it, and that it is not liable for the loss. SCM has sought legal advice with respect to possible claims between the banks and JSPL in relation to the Unauthorized Transactions. The nature and extent of Unauthorized Transactions are currently being investigated. No provision for any liability has been made by SCM in the current quarter financial results.

13. PROSPECTS

Utilities
Utilities' Singapore operations are expected to perform better in 2007 compared to 2006.

UK is expected to do well in 2007, with operations underpinned by favourable supply contracts secured.
Wilton 10, our 30-megawatt biomass power plant has commenced commercial operations in September 2007.

Utilities' performance in 2007 is expected to be better than in 2006.

Marine
Our Marine business has a strong net order book of $7.9 billion with completion and deliveries till 2010. This includes new orders of $5.1 billion secured since January 2007 to date. Market demand for ship repair, fixed and floating production systems as well as rig building remain strong with demand trending towards deepwater rigs.

The outcome of the disputes relating to the Unauthorized Transactions will be determined at a future date which is not ascertainable at present.

Enviro
Enviro's performance in 2007 is expected to improve over 2006. Our Environmental business will continue to focus on predisposal treatment to reduce the quantity of waste going to incineration. Our overseas venture in Australia has performed well and we will continue to rationalize and divest non performing businesses.

Parks
Our industrial parks unit is expected to continue performing well in FY2007.

13. PROSPECTS (Cont'd)

SCI Group

The Group's businesses remain sound and have continued to perform well. We expect 2007 PATMI contribution from Utilities, Enviro and Industrial Parks to be better than that of 2006 on a comparable basis, excluding net profits arising from exceptional items.

Marine's contribution to the Group's PATMI will depend on the outcome of the investigation and resolution with the banks on the foreign exchange exposure relating to the unauthorized foreign exchange transactions.

This release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, exchange rate movement, availability and cost of fuel and materials, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy, directives and changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of the management on future events and impact on the Group.

14. DIVIDEND

No interim dividend for the period ended September 30, 2007 is recommended.

15. SEGMENTAL REPORTING

9M07

(i) Business segments	Utilities	Marine	Enviro	Parks	Others / Corporate	Elimi-nation	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover							
External sales	2,630,733	3,175,452	150,896	19,102	115,345	-	6,091,528
Inter-segment sales	21,004	958	2,053	1,878	4,590	(30,483)	-
Total	2,651,737	3,176,410	152,949	20,980	119,935	(30,483)	6,091,528
Results							
Segment results	251,912	228,097	(2,185)	6,572	(10,393)	-	474,003
Interest income	12,988	13,820	577	2,328	22,889	(20,088)	32,514
Interest expense	(29,706)	(9,480)	(1,713)	-	(17,448)	20,088	(38,259)
	235,194	232,437	(3,321)	8,900	(4,952)	-	468,258
Share of results of associates	231	47,193	13,410	7,103	-	-	67,937
Share of results of joint ventures	24,294	2,811	(1,968)	17,905	-	-	43,042
	259,719	282,441	8,121	33,908	(4,952)	-	579,237
Income tax expense	(50,220)	(33,644)	(968)	(2,071)	(2,506)	-	(89,409)
Minority interest	(11,548)	(99,325)	4	(4,335)	(211)	-	(115,415)
Net profit / (loss) for the period	197,951	149,472	7,157	27,502	(7,669)	-	374,413
Assets							
Segment assets	3,084,288	4,128,470	173,374	186,339	526,048	(558,983)	7,539,536
Investment in associates	-	180,930	59,803	290,342	-	-	531,075
Investment in joint ventures	182,178	25,096	27,766	70,904	-	-	305,944
Tax assets	34,795	2,435	4,278	12,995	230,344	-	284,847
Total assets	3,301,261	4,336,931	265,221	560,580	756,392	(558,983)	8,661,402
Liabilities							
Segment liabilities	1,855,904	2,217,302	127,458	30,486	558,245	(558,983)	4,230,412
Tax liabilities	231,741	252,203	5,272	9,575	60,219	-	559,010
Total liabilities	2,087,645	2,469,505	132,730	40,061	618,464	(558,983)	4,789,422
Capital expenditure	245,618	91,050	19,277	256	2,069	-	358,270
Significant non-cash items							
Depreciation and amortisation	73,518	47,034	6,841	3,035	3,756	-	134,184
Other non-cash items (including provisions, loss on disposal and exchange differences)	1,669	2,248	463	1,712	3,174	-	9,266

(ii) Geographical segments

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	2,946,425	49	6,568,814	87	7,097,028	82	184,508	51
Rest of Asia	689,165	11	10,302	0	590,260	7	48,466	14
Europe	2,307,154	38	932,176	13	944,082	11	125,163	35
Others	148,784	2	28,244	0	30,032	0	133	0
Total	6,091,528	100	7,539,536	100	8,661,402	100	358,270	100

15. SEGMENTAL REPORTING (Cont'd)

9M06

(i) Business segments

	Continuing operations							Discontinued operations				
	Utilities	Marine	Enviro	Parks	Others / Corporate	Elimination	Total	Logistics	E&C	Sub-total	Elimination	Total operations
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover												
External sales	2,737,847	2,207,624	159,713	54,708	43,789	-	5,203,681	133,250	488,000	621,250	-	5,824,931
Inter-segment sales	29,967	5,965	1,234	1,616	10,444	(49,226)	-	150	48	198	(198)	-
Total	2,767,814	2,213,589	160,947	56,324	54,233	(49,226)	5,203,681	133,400	488,048	621,448	(198)	5,824,931
Results												
Segment results	219,754	143,525	(23,048)	27,171	370,870	-	738,272	6,796	(102)	6,694	-	748,966
Interest income	9,276	14,592	291	3,215	20,775	(21,010)	27,139	2,270	671	2,941	(359)	29,721
Interest expense	(34,184)	(5,710)	(1,182)	(1,333)	(16,837)	21,010	(38,236)	(108)	(735)	(843)	359	(38,720)
	194,846	152,407	(23,939)	29,053	374,808	-	727,175	10,958	(166)	10,792	-	737,967
Share of results of associates	-	24,378	5,426	7,568	-	-	37,372	4,199	(7)	4,192	-	41,564
Share of results of joint ventures	20,324	2,100	106	6,838	-	-	29,368	2,466	-	2,466	-	31,854
	215,170	178,885	(18,407)	43,459	374,808	-	793,915	17,643	(173)	17,470	-	811,385
Income tax expense	(45,933)	(29,820)	178	(1,721)	(2,731)	-	(80,029)	(3,156)	(68)	(3,224)	-	(83,253)
Minority interest	(9,862)	(60,965)	(199)	(6,551)	(523)	-	(78,100)	(6,546)	(20)	(6,566)	-	(84,666)
Net profit / (loss) for the period	159,375	88,100	(18,430)	35,187	371,554	-	635,786	7,941	(261)	7,680	-	643,466
Comprising:												
Net profit / (loss) before exceptional items	159,375	82,637	(18,430)	22,674	(2,645)	-	243,611	7,941	(261)	7,680	-	251,291
Exceptional items	-	5,463	-	12,513	374,199	-	392,175	-	-	-	-	392,175
	159,375	88,100	(18,430)	35,187	371,554	-	635,786	7,941	(261)	7,680	-	643,466
Assets												
Segment assets	2,688,235	3,199,993	161,763	244,161	692,527	(521,421)	6,465,258	-	-	-	-	6,465,258
Investment in associates	-	130,713	56,146	274,841	-	-	461,700	-	-	-	-	461,700
Investment in joint ventures	160,658	21,057	28,256	66,160	-	-	276,131	-	-	-	-	276,131
Tax assets	29,219	3,313	5,454	373	92,863	-	131,222	-	-	-	-	131,222
Total assets	2,878,112	3,355,076	251,619	585,535	785,390	(521,421)	7,334,311	-	-	-	-	7,334,311
Liabilities												
Segment liabilities	1,736,222	2,007,000	107,025	70,415	570,541	(521,421)	3,969,782	-	-	-	-	3,969,782
Tax liabilities	182,743	113,943	4,583	4,955	51,453	-	357,677	-	-	-	-	357,677
Total liabilities	1,918,965	2,120,943	111,608	75,370	621,994	(521,421)	4,327,459	-	-	-	-	4,327,459
Capital expenditure	228,269	88,203	9,340	2,128	7,167	-	335,107	3,798	1,192	4,990	-	340,097
Significant non-cash items												
Depreciation and amortisation	68,297	35,593	6,348	7,824	6,641	-	124,701	3,228	2,490	5,718	-	130,419
Other non-cash items (including provisions, loss on disposal and exchange differences)	9,973	9,934	22,392	11,281	102,567	-	156,147	836	6,247	7,083	-	163,230

(ii) Geographical segments

	Revenue		Segment Assets		Total Assets		Capital Expenditure	
	$'000	%	$'000	%	$'000	%	$'000	%
Singapore	2,558,767	43	5,282,318	82	5,649,882	77	202,003	60
Rest of Asia	626,311	11	321,872	5	749,246	10	29,329	9
Europe	1,689,748	29	808,123	12	819,931	11	103,249	30
Others	328,657	6	52,945	1	115,252	2	526	0
Discontinued operations	621,448	11	-	-	-	-	4,990	1
Total	5,824,931	100	6,465,258	100	7,334,311	100	340,097	100

Notes To Segmental Analysis

15a. Business Segments

The Group comprises the following main business segments:

Utilities' principal activities are in provision of centralised utilities and energy. It offers industrial utilities and services such as energy, steam, industrial water and wastewater treatment to energy intensive users. It operates in Singapore, United Kingdom, Vietnam, China and the United Arab Emirates.

Marine and Offshore Engineering segment focuses on repair, building and conversion of ships and rigs, and on offshore engineering.

Environmental Management segment provides integrated waste management services and undertakes waste-to-resource businesses in the Asia Pacific region.

Parks focuses principally on developing, marketing and operating industrial parks in Asia.

Others/Corporate segment comprises businesses relating to minting and design and construction activities; and the corporate companies.

15b. Geographical Segments

The Group operates in three principal geographical areas, Singapore, Europe and Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and total assets are based on the geographical location of the assets.

15c. Review of segment performance

Please refer to Paragraph 9 for analysis by business segments.

16. INTERESTED PERSON TRANSACTIONS

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)	
	3Q07	**9M07**
	$'000	**$'000**
Sale of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- Tuas Power Ltd/PowerSeraya Limited[1]	159,749	411,492
- PSA International Pte Ltd and its Associates	12,038	16,900
- Temasek Capital (Private) Limited and its Associates	1,803	5,360
- Senoko Power Ltd	-	2,548
- Singapore Technologies Telemedia Pte Ltd and its Associates	185	2,398
- Mapletree Investments Pte Ltd and its Associates	-	429
- National University Hospital (S) Pte Ltd and its Associates	53	212
- Singapore Power Ltd and its Associates	-	69
	173,828	439,408
Starhub Ltd and its Associates	1,143	3,283
Singapore Airlines Limited and its Associates	541	1,952
SNP Corporation Ltd and its Associates	208	608
	175,720	445,251
Purchases of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- Temasek Capital (Private) Limited and its Associates [2]	159,900	373,222
- Singapore Power Ltd and its Associates	718	2,148
	160,618	375,370
Treasury		
Placement of funds		
Singapore Technologies Pte Ltd and its Associates	11,459	11,459
Total Interested Person Transactions	**347,797**	**832,080**

Note

[1] This relates mainly to the sale of gas by SembCorp Gas Pte Ltd to Tuas Power and PowerSeraya for the generation of electricity.

[2] This relates mainly to the purchase of gas by SembCorp Cogen Pte Ltd from SembCorp Gas Pte Ltd for the generation of electricity.

There were no transaction which were not conducted under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual during the period January 1, 2007 to September 30, 2007.

17. **CONFIRMATION PURSUANT TO THE RULE 705(4) OF THE LISTING MANUAL**

We, Peter Seah Lim Huat, and Tang Kin Fei, being two directors of SembCorp Industries Ltd (the "Company"), do hereby confirm on behalf of the directors of the Company, that to the best of their knowledge, save for the comments below for SembCorp Marine Ltd, nothing has come to their attention which would render the third quarter and nine months ended September 30, 2007 unaudited financial results to be false or misleading.

The Board has noted that the board of directors of the Company's listed subsidiary, SembCorp Marine Ltd, has also announced and confirmed the results that, to the best of their knowledge, save for the impact arising from the disputes relating to the Unauthorized Transactions, nothing has come to their attention which may render the third quarter 2007 financial results of SembCorp Marine Group to be false or misleading.

On behalf of the board of directors

Peter Seah Lim Huat
Chairman

Tang Kin Fei
Director

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
November 6, 2007

END